

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2020

Andrea Almeida
CEO & Chief Investor Relations Officer
PETROBRAS - PETROLEO BRASILEIRO SA
Avenida República do Chile, 65
20031-912 – Rio de Janeiro – RJ
Brazil

> **Re: Petróleo Brasileiro S.A.—Petrobras**
> **Registration Statement on Form F-3**
> **Filed January 3, 2020**
> **File No. 333-235803**

Dear Ms. Almeida:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Francesca L. Odell, Esq.